AB 3/1



07000833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 2/22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Covenant Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Twelfth Street
(No. and Street)

Jeffersonville (City) Indiana (State) 47130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Rousos (502) 569 - 5932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2007
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 3/1

OATH OR AFFIRMATION

I, Gregory T. Rousos, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
New Covenant Funds Distributor, Inc., as
of September 30, 2006, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Contvoller

Title

TERESA L MORRISON
NOTARY PUBLIC STATE OF INDIANA
CLARK COUNTY
MY COMMISSION EXP. SEPT 18,2013

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New Covenant Funds Distributor, Inc.
(a wholly owned subsidiary of New Covenant Trust Company, N.A.)

Financial Statements
and Supplemental Information

Year Ended September 30, 2006

Contents


NEW
COVENANT
FUNDS

Dear Sir or Madam:

Enclosed please find re-stated financial reports for New Covenant Funds Distributor, Inc. for the fiscal year ending September 30, 2006.

At the time of the original filing, in accordance with advice from our independent accountants, we netted receivables and payables between all affiliates. Our NASD examiners provided an SEC rule interpretation regarding the handling of inter company receivables and payables which caused management and our independent accountants to reconsider this treatment of inter company receivables and payables. We applied the requirements of the interpretation to our FOCUS report filings and audited financial statements. While there was an effect on net capital and the aggregate indebtedness ratio, we remain in compliance with SEC Rule 15c3-1.

The FOCUS filings and the related audited financial statements have been restated to comprehend these adjustments.

If you have any questions or require additional information, please contact me directly at 502-569-5861.

Sincerely,

Joseph L. Heintzman
Vice President
Financial Operations Principal.

200 East Twelfth Street, Suite C Jeffersonville, IN 47130 877.835.4531 www.newcovenantfunds.com

Financial Statements and Supplemental Information

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)
Year Ended September 30, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm



■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
New Covenant Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of New Covenant Funds Distributor, Inc. (the Company) as of September 30, 2006, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Covenant Funds Distributor, Inc. at September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

October 27, 2006

New Covenant Funds Distributor, Inc.

(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Financial Condition

September 30, 2006

Assets		
Cash	$	97,197
Prepaid expenses		8,068
Income tax benefit		14,104
Receivable from affiliate		57,546
Goodwill		25,000
Total assets	$	201,915
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	13,000
Payable to affiliate		70,602
Total current liabilities		83,602
Stockholder's equity:		
Common stock, par value $.01; 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		135,000
Retained deficit		(16,687)
Total stockholder's equity		118,313
Total liabilities and stockholder's equity	$	201,915

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Income

Year Ended September 30, 2006

Revenues	
License and advertising fees	$ 129,334
Total revenues	129,334
Expenses	
License and advertising expense	79,786
Salary and benefits	55,362
Other expenses	35,105
Total expenses	170,253
Loss before income taxes	(40,919)
Income tax benefit	14,104
Net loss	$ (26,815)

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended September 30, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Par Value			
Balances at September 30, 2005	10	$ 10	$ 109,990	$ 10,128	$ 120,128
Net loss		–	–	(26,815)	(26,815)
Contributed capital		(10)	25,010		
Balances at September 30, 2006	10	$ –	$ 135,000	$ (16,687)	$ 118,313

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Cash Flows

Year Ended September 30, 2006

Cash flows from operating activities	
Net loss	$ (26,815)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	10,939
Income tax benefit	(14,104)
Accrued expenses	1,745
Receivable from/payable to affiliates	(11,327)
Net cash used in operating activities	(39,562)
Decrease in cash	(39,562)
Cash at beginning of year	136,759
Cash at end of year	$ 97,197

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Notes to Financial Statements

September 30, 2006

1. Organization

New Covenant Funds Distributor, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of New Covenant Trust Company, N.A. ("NCTC"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company serves as distributor and underwriter for New Covenant Funds (the "Funds").

NCTC purchased the Company pursuant to a Stock Purchase Agreement dated July 22, 2005 where it purchased all of the outstanding shares of capital stock of the Company. The closing date occurred February 22, 2006. The Company's previous shareholder was The BISYS Group, Inc. ("BISYS"). The excess of the aggregate purchase price was recorded as goodwill and contributed capital in the Statement of Financial Condition.

The Company's parent, NCTC, is a limited purpose national trust bank chartered by the Office of the Comptroller of the Currency (the OCC) under Federal banking laws. NCTC is a for-profit national trust bank and a wholly owned (except for Directors' qualifying shares) subsidiary of the Presbyterian Church (U.S.A.) Foundation (the Foundation), a charitable organization exempt from taxation under the Internal Revenue Code.

The NCF Investment Department of NCTC, a registered Investment Adviser, is the investment advisor for New Covenant Funds. New Covenant Funds is a registered family of mutual funds and is a Delaware Business Trust regulated by the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceeds the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid by NCTC for the acquisition of the Company over the fair value of the net identifiable assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, goodwill is not amortized, but is evaluated at least annually for impairment.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

As the Funds' distributor, the Company incurs certain expenses, primarily NASD fees, for the registration of registered representatives and advertising approvals.

Prior to NCTC's acquisition, the Company received reimbursement from NCTC or the Foundation for these expenses. The Company recorded the payment of these expenses as "License and advertising expense" and recorded the reimbursement as "License and advertising fees".

After NCTC's acquisition, the Company charges NCTC for advertising expenses at cost. The Company records the payment of these expenses as "License and advertising expense" and records the reimbursement as "License and advertising fees". The Company also records the payment of the registration of registered representatives as "License and advertising expense". The Company marks-up the registration of registered representatives, based on an independent third party's mark-up of similar expenses, and invoices NCTC or the Foundation, whichever employs the registered representative. The marked-up registration fees are recognized as revenue as "License and advertising fees". The total of "License and advertising fees" paid to the Company by related parties was approximately $125,000, and the related "License and advertising expense" was $79,800 for the year ended September 30, 2006.

Income Taxes

NCTC files consolidated Federal and State income tax returns that include the Company. NCTC apportions Federal and State income tax expense or benefit to the Company based on taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications were made to the current year presentation of receivable/payable from/to affiliate in accordance with regulatory requirements. These reclassifications had no impact on the revenue or expenses of the Company. In addition, the Company remained in compliance with its net capital computation.

3. Related Party Transactions

License and Advertising Fees – Post Acquisition

As discussed in footnote 2, the Company incurs costs related to advertising approvals. The costs are invoiced to NCTC with no mark-up.

The Company incurs registration costs for the Foundation and NCTC registered representatives. The Company marks-up the registration costs and invoices the Foundation and NCTC for their registered representatives. The mark-up is based on fees charged by an external vendor that provided the same services to the Foundation and NCTC in 2003. The fees have been incremented for inflation.

Managerial and Administrative Expenses

Prior to NCTC's acquisition, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charged the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fees would not necessarily be the same if an unrelated party provided these services to the Company. These administrative fees are included in "Other expenses" in the Statement of Income.

3. Related Party Transactions (continued)

After NCTC's acquisition, certain NCTC employees provide services to the Company resulting in payroll expenses that must be allocated between entities. The same is true for overhead-related expenses. Such allocations are calculated using one of the following: (i) the proportionate time spent by the rendering staff to the applicable company based on employee time sheets; (ii) the percentage of the receiving company's total employees to the total employees of both companies; (iii) the percentage of the receiving company's employees located in the Jeffersonville office to total employees of the both companies located in this office; or (iv) a direct charge to the recipient company. These expenses are included in "Salary and benefits" and "Other expenses" in the Statement of Income.

4. Net Capital Requirement

As a broker-dealer registered to engage in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital under the Rule of $71,141, which was $66,141 in excess of its minimum required net capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at September 30, 2006 was 0.37 to 1.00.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an agreement with the Funds under which it provides distribution services. The agreement remains in place until terminated by either party. The Funds do not have 12b-1 plans.

Supplemental Information

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Supplemental Schedule–Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

September 30, 2006

Total stockholder's equity from statement of financial condition		$	118,313
Deductions			
Nonallowable assets			
Prepaid expenses	$ 8,068		104,718
Goodwill	25,000		
Income tax benefit	14,104		
Receivable from affiliate	57,546		
Net capital			13,595
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		$	5,573
Excess net capital		$	8,022
Total aggregate indebtedness		$	83,602
Percentage of aggregate indebtedness to net capital			615%

There are no material differences between net capital as shown above and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part IIA FOCUS Report.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement Regarding Rule 15c3-3

September 30, 2006

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1)–all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Board of Directors and Stockholder of
New Covenant Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Covenant Funds Distributor, Inc. (the "Company"), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

October 27, 2006

END